Contact

www.linkedin.com/in/katrinaeileen (LinkedIn)
www.katrinaeileen.com (Company)

Top Skills

Real Estate Transactions
Marketing
Foreclosures

Languages

English

Publications

Business Planning Guide for Real Estate Investors

Katrina Eileen Romatowski

Founder and CEO reSpace, Inc. - Live Large | Pay Small - Through Fractional Homeownership
Seattle, Washington, United States

Summary

Katrina is a Designated Broker and Founder of Katrina Eileen, the first real estate Social Purpose Corporation in Washington State. With over 25 years of real estate expertise, she has a track record of success in land development, construction, rehabilitation, and investment properties. She serves a diverse clientele in residential and commercial real estate, providing them with extraordinary service and value.

As a visionary and innovator, Katrina is passionate about creating spaces for living by creating space for life. She is the Co-Founder of Level Up Seattle, a non-profit that empowers homeless and foster youth to pursue education and careers. She is also a partner in reSpace, Inc., a venture that offers fractional homeownership in prime real estate markets. She is a member of the Board of Directors at Performing Arts Center Eastside and the Entrepreneurs' Organization - Seattle. She is a self-educated real estate professional and a Wharton Executive Education alumna. She is the author of an Amazon bestseller on real estate business planning.

Experience

reSpace
Founder & CEO
October 2022 - Present (1 year 3 months)
Seattle, Washington, United States

Performing Arts Center Eastside
Member Board of Directors
June 2023 - Present (7 months)
Bellevue, Washington, United States

Entrepreneurs' Organization - Seattle
Member

May 2023 - Present (8 months)
Seattle, Washington, United States

Katrina Eileen Real Estate
8 years 2 months

Designated Broker
November 2015 - Present (8 years 2 months)
Greater Seattle Area

If you value a high degree of competence, a drive for extraordinary and consideration for confidentiality then you are in the right place.

Katrina is a Real Estate Entrepreneur with over 18 years of experience in all aspects of the real estate industry. Her experience ranges from providing her private clients with extraordinary service, to land acquisition and development, multi-unit housing, new construction, rehab, as well as devising and implementing long term real estate investment strategies. She understands what it takes to succeed in real estate, and to create true prosperity.

She also understands how frustrating it can be to understand the complexities in the world of real estate. As a longtime business owner, she's been there. Over the years, her background and her innate creativity have led her to discover investing strategies for building true wealth: strategies that are accessible to everyone. And she is happy to share what she's learned. She believes that we're all better together. Her approach is about prosperity. She will be the first to tell you, "This isn't a zero sum game and there is more than enough to go around."

Doing it alone can seem bewildering, but Katrina can show you a path to accomplish your own personal goals. She's familiar with both the pitfalls people can encounter and ways around them.

Her brokerage, Katrina Eileen Real Estate, sponsors investment seminars and other educational events; she also writes books on the business of real estate, to share her knowledge. As an author and a mentor, she helps people get where they're going.

Katrina lives in the Pacific Northwest with her husband and four children, including two toddlers and two teenagers. Yes, she's busy almost every minute of every day, and she loves it! She's building a future that inspires her, and she

supports others in realizing their own visions. She knows it's possible to live your dreams.

For more information, please visit www.katrinaeileen.com

Designated Broker
November 2015 - Present (8 years 2 months)
Greater Seattle Area

Business Alliance Committee, Columbia Tower Club
Chairperson
January 2019 - Present (5 years)
701 5th Avenue, 75th Floor, Seattle, WA 98104

The Business Alliance Committee brings events, programming and value to the members of the Columbia Tower Club and the business community as a whole in the Greater Puget Sound region. When you look at the roster of the Founding Members of our club, you will see the depth and breadth of experience, wisdom and leadership which we draw from. Our aim? To be a positive influence and platform for those who blaze the trail to where business, development and the heart of our region is headed.

Level Up Seattle
Founder
October 2018 - Present (5 years 3 months)
123 North 35th Street, Seattle, WA 98103

Level Up Seattle creates homes and acts as a catalyst for High School Seniors who are homeless or have aged out of the foster care system to finish well. We are a place for go-getters to go-get.

Currently, in Washington State less than 43% of youth in foster care graduate from high school. We aim to ensure that a place to call home and people who are in your corner are available for youth who are ready to launch.

Keller Williams Realty
Managing Broker
2007 - 2015 (8 years)

John L Scott Real Estate
Designated Broker
June 2004 - 2007 (3 years)

Century 21
Real Estate Agent
1998 - 2004 (6 years)

Education

Wharton Executive Education

Scaling a Business: How to Build a USD 1 Billion+ Unicorn · (June 2022 - August 2022)

Self-educated

Real Estate - Finance | Construction | Development, Real Estate Development · (April 1998)